FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549



                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of May 2006


                         Commission File Number: 1-14396

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                 (Translation of registrant's name into English)

         17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.

Information furnished on this form:

Announcement,  dated  May  8,  2006,  by the  Registrant  disclosing  a  Major
Transaction




                                    EXHIBIT

EXHIBIT NUMBER                                                         PAGE
--------------                                                         ----

1.1      Announcement, dated May 8, 2006, by the Registrant             5
         disclosing a Major Transaction

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                             (Registrant)




Date: May 9, 2006                By:  /s/ Peter Jackson
                                      ------------------------------
                                         Peter Jackson
                                         Chief Executive Officer

EXHIBIT 1.1
-----------



THE STOCK EXCHANGE OF HONG KONG LIMITED TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS ANNOUNCEMENT, MAKES NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS ANNOUNCEMENT.


                      [GRAPHIC OMITTED -- COMPANY LOGO]
              Asia Satellite Telecommunications Holdings Limited

               (Incorporated in Bermuda with limited liability)
                              (STOCK CODE: 1135)

                              MAJOR TRANSACTION

------------------------------------------------------------------------------
Further to the announcement dated 28 April 2006 relating to the Construction Agreement for AsiaSat 5, a Space Systems/Loral 1300 satellite bus with 26 C-band and 14 Ku-band transponders, the Directors announced that on 8 May 2006, AsiaSat, a wholly owned subsidiary of the Company, entered into a Launch Contract with the Launch Contractor, an independent third party which does not have any connection with the Company and is not associated with the Directors, chief executive officer and substantial shareholder of the Company and any of its subsidiaries or any of their associates as defined in the Listing Rules, for the launch of AsiaSat 5.

As announced earlier on 28 April 2006, the total consideration for commissioning AsiaSat 5, including the contract price under the Launch Contract, the Construction Agreement and the cost of the launch insurance, is estimated at approximately US$180.00 million (equivalent to HK$1,404.00 million*) and the Launch Contract, when taken together with the Construction Agreement and the related insurance, will constitute a major transaction of the Company and is subject to the approval of the shareholders of the Company under the Listing Rules. The Company's controlling shareholder, Bowenvale Limited, which owns approximately 69 per cent. of the issued share capital of the Company, intends to grant its approval to the Company on the Construction Agreement, Launch Contract and the commissioning of AsiaSat 5 as required under the Listing Rules.

The Company has applied to the Stock Exchange for a waiver from full compliance with rules 14.58(4) and 14.66(1) of the Listing Rules in relation to the disclosure of the aggregate value of consideration under the Launch Contract.

A circular giving details of the Construction Agreement, the Launch Contract and the commissioning of AsiaSat 5 will be sent to the shareholders in compliance with the Listing Rules and in any event no later than 26 June 2006 as disclosed in the announcement of the Company dated 28 April 2006.
------------------------------------------------------------------------------

INTRODUCTION

Further to the announcement of the Company dated 28 April 2006 relating to the Construction Agreement for AsiaSat 5, a Space Systems/Loral 1300 satellite bus with 26 C-band and 14 Ku-band transponders, the Directors announced that on 8 May 2006, AsiaSat, a wholly owned subsidiary of the Company, entered into a Launch Contract with the Launch Contractor, an independent third party which does not have any connection with the Company and is not associated with the Directors, chief executive officer and substantial shareholder of the Company and any of its subsidiaries or any of their associates as defined in the Listing Rules, for the launch of AsiaSat 5. Please refer to the aforesaid announcement of the Company for further details of the Construction Agreement.

LAUNCH CONTRACT

DATE

8 May 2006

PARTIES

1. The Launch Contractor, an independent third party which does not have any connection with the Company and is not associated with the Directors, chief executive officer and substantial shareholder of the Company and its subsidiaries and their respective associates as defined in the Listing Rules.

2.   AsiaSat, a wholly owned subsidiary of the Company

SUBJECT MATTER

The Launch Contractor shall provide services associated with the launch of AsiaSat 5 in the Baikonur Space Centre in Kazakhstan. Under the terms of the Launch Contract, the launch service shall be completed upon the launch of AsiaSat 5, which is scheduled to take place between 1 July 2008 and 31 December 2008 and such schedule can be extended by AsiaSat by written notice in accordance with the terms of the Launch Contract. It is expected that AsiaSat 5 will be launched in the second half of 2008.

TOTAL COST FOR THE COMMISSIONING OF ASIASAT 5

The Directors estimated that the total consideration for the commissioning of AsiaSat 5, including the contract price under the Launch Contract and the Construction Agreement, and the costs of the launch insurance, ground facilities for telemetry, tracking and control, related expenses and capitalised interest under arrangements with various third parties, will be at approximately US$180.00 million (equivalent to HK$1,404.00 million*). This estimation is subject to a number of factors including timely completion of AsiaSat 5, certain delays or postponements in launching, the in-orbit performance of AsiaSat 5 after launching. The estimated cost for commissioning of AsiaSat 5 will be fully funded by internal resources of AsiaSat. The contract price under the Launch Contract will be paid in cash by instalments over a period ending one month after the launch and will be fully funded by internal resources of AsiaSat.

The contract price and the terms of the Launch Contract were negotiated on an arm's length basis having regard to the value of similar launching service quoted by other launch contractors and based on a similar acquisition made previously by AsiaSat of a satellite in 2000**.

REASONS AND BENEFITS OF THE COMMISSIONING OF ASIASAT 5

The new AsiaSat 5 will replace AsiaSat 2 at the orbital location of 100.5 degrees East and allow our market competitiveness, strategic position of satellites and the offering of the very best services to be sustained for the years ahead. It will replace all current functions of AsiaSat 2 in C band coverage, and in Ku band, provide additional dedicated coverage for South Asia plus a steerable beam.

The C band payload of AsiaSat 5 will be similar to that of AsiaSat 2 save for some performance upgrades. As for the Ku band payload, its coverage over China is significantly upgraded and additional coverage is also provided for in South Asia covering, inter alia, India, Pakistan and Bangladesh. In addition, the satellite will carry a steerable antenna that will allow capacity of Ku band to be deployed in a consistent manner with the market demand anywhere in Asia.

The Directors are of the view that the transaction has been conducted in the ordinary and usual course of business of the Company, on normal commercial terms and the terms of the transaction are fair and reasonable and in the interest of the shareholders of the Company as a whole.

INFORMATION TO SHAREHOLDERS

The total consideration for commissioning AsiaSat 5, including the contract price under the Launch Contract, the Construction Agreement and the cost of the launch insurance, is estimated to be approximately US$180.00 million (equivalent to approximately HK$1,404.00 million*) and the Launch Contract, when taken together with the Construction Agreement and the related insurance, will constitute a major transaction of the Company and is subject to the approval of the shareholders of the Company under the Listing Rules. The Company's controlling shareholder, Bowenvale Limited, which owns approximately 69 per cent. of the issued share capital of the Company, intends to grant its approval to the Company on the Construction Agreement, Launch Contract and the commissioning of AsiaSat 5 as required under the Listing Rules.

The Company has applied to the Stock Exchange for a waiver from full compliance with rules 14.58(4) and 14.66(1) of the Listing Rules in relation to the disclosure of the aggregate value of consideration under the Launch Contract.

A circular giving details of the Construction Agreement, the Launch Contract and the commissioning of AsiaSat 5 will be sent to the shareholders in compliance with the Listing Rules and in any event no later than 26 June 2006 as disclosed in the announcement of the Company dated 28 April 2006.

DEFINITIONS

Terms used in this announcement shall have the following meanings:

"AsiaSat 5"                The new Space  Systems/Loral  1300  satellite  bus,
                           with 26 C-band and 14 Ku-band  transponders,  to be
                           constructed   and   launched    pursuant   to   the
                           Construction Agreement and the Launch Contract;

"AsiaSat"                  Asia Satellite  Telecommunications Company Limited,
                           a   wholly   owned   subsidiary   of  the   Company
                           incorporated in Hong Kong with its registered office in Hong Kong, SAR;

"Company"                  Asia Satellite  Telecommunications Holdings Limited
                           incorporated under the laws of Bermuda, with it principle business being the provision of satellite services to broadcasting and telecommunications markets;

"Construction Agreement"   The  agreement  dated 28 April 2006 entered into by
                           AsiaSat  and the  construction  contractor  for the
                           construction   of  AsiaSat   5.   Details  of  this
                           transaction   was   published   in  the   Company's
                           announcement on the same day;

"Directors"                The directors of the Company;

"Launch Contract"          The contract  dated 8 May 2006 entered into between
                           AsiaSat and the Launch Contractor for the launch of AsiaSat 5;

"Launch Contractor"        Sea Launch Limited  Partnership,  an exempt limited
                           partnership  organised  under  the  laws of  Cayman
                           Islands  acting  through its general  partner,  Sea
                           Launch  Company,  L.L.C, a United States of America
                           limited  liability  company organised under the law
                           of State of  Delaware  and  having  offices in Long
                           Beach,  California.  Its  principle  business is to
                           provide   launch  service  for  the  satellites  of
                           commercial customers; and

"Listing Rules"            The Rules  Governing  the Listing of  Securities on
                           the Stock Exchange of Hong Kong Limited.


                                                  By Order of the Board

                                                        DENIS LAU

                                                   COMPANY   SECRETARY


Hong Kong, 8 May 2006

AS AT THE DATE OF THIS ANNOUNCEMENT, THE BOARD OF DIRECTORS COMPRISES (i) MR. PETER JACKSON AND MR. WILLIAM WADE AS EXECUTIVE DIRECTORS, (ii) MR. ROMAIN BAUSCH, MR. MI ZENG XIN, MR. ROBERT BEDNAREK, MR. DING YU CHENG, MR. JU WEI MIN, MR. KO FAI WONG, MR. MARK RIGOLLE, AND MS. CYNTHIA DICKINS AS
NON-EXECUTIVE DIRECTORS, AND (iii) MR. EDWARD CHEN, MR. R. DONALD FULLERTON, AND MR. ROBERT SZE AS INDEPENDENT NON-EXECUTIVE DIRECTORS.

NOTE:

* The translations of US dollars into HK dollars are for convenience only and have been made at a rate of US$1.00 to HK$7.80. Such translations should not be construed as representations that the US dollar amounts could be converted into HK dollars at that or any other rate.

** Details of this acquisition in 2000 were published in the Company's announcements and circular dated 7 September 2000, 19 September 2000 and 11 October 2000, respectively.